UNITED STATES
	             SECURITIES AND EXCHANGE COMMISSION
	                   Washington, D.C. 20549

	                        Schedule 13D
	          Under the Securities Exchange Act of 1934
	                    (Amendment No. 11)*

	                   USLIFE Income Fund, Inc.
                            (Name of Issuer)

                              Common Stock
                     (Title of Class of Securities)

                               917324105
                             (CUSIP Number)

                         Stephen C. Miller, Esq.
                      Krassa, Madsen & Miller, LLC
                       1680 38th Street, Suite 800
                        Boulder, Colorado  80301
                             (303) 442-2156
      (Name, Address and Telephone Number of Person Authorized to
                   Receive Notices and Communications)

                            December 14, 2000
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 0

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See ss.ss 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------------------------------------------------
CUSIP No. 917324105
------------------------------------------------------------------------

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Ernest Horejsi Trust No. 1B
------------------------------------------------------------------------

2.	Check the Appropriate Box if a Member of a Group (See
Instructions)
(A)
(B)
------------------------------------------------------------------------

3.	SEC Use Only
------------------------------------------------------------------------

4.	Source of Funds (See Instructions)  	WC  OO
------------------------------------------------------------------------

5.	Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)
------------------------------------------------------------------------

6.	Citizenship or Place of Organization  		Kansas
------------------------------------------------------------------------

Number of		7.	Sole Voting Power		1,060,900
Shares Bene-
ficially 		8.	Shares Voting Power
Owned by Each
Reporting		9.	Sole Dispositive Power	1,060,900
Person With
			10.	Shared Dispositive Power
------------------------------------------------------------------------

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
 	1,060,900
------------------------------------------------------------------------

12.	Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)
------------------------------------------------------------------------

13.	Percent of Class Represented by Amount in Row (11)  	  18.80%
------------------------------------------------------------------------

14.	Type of Reporting Person (See Instructions)		  OO
------------------------------------------------------------------------


------------------------------------------------------------------------
CUSIP No. 917324105
------------------------------------------------------------------------

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Stewart R. Horejsi
------------------------------------------------------------------------

2.	Check the Appropriate Box if a Member of a Group (See
Instructions)

(A)
(B)
------------------------------------------------------------------------

3.	SEC Use Only
------------------------------------------------------------------------

4.	Source of Funds (See Instructions)  	Not applicable
------------------------------------------------------------------------

5.	Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)
------------------------------------------------------------------------

6.	Citizenship or Place of Organization  		United States
------------------------------------------------------------------------

Number of		7.	Sole Voting Power		            0
Shares Bene-
ficially 		8.	Shares Voting Power	            0
Owned by Each
Reporting		9.	Sole Dispositive Power	            0
Person With
			10.	Shared Dispositive Power 	      0
------------------------------------------------------------------------

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
 	  0
------------------------------------------------------------------------

12.	Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)  X
------------------------------------------------------------------------

13.	Percent of Class Represented by Amount in Row (11)  	0%
------------------------------------------------------------------------

14.	Type of Reporting Person (See Instructions)		IN
------------------------------------------------------------------------



              Amendment No. 11 to Statement on Schedule 13D

     This amended statement on Schedule 13D relates to the Common Stock, $1.00 par value per share (the "Shares"), USLIFE Income Fund, Inc., a Maryland corporation (the "Company"). Items 3, 4, 5, and 7 of this statement, previously filed by the Ernest Horejsi Trust No. 1B (the "Trust"), as the direct beneficial owner of Shares, and Stewart R. Horejsi, by virtue of the relationships described previously in this statement, are hereby amended as set forth below.


Item 3.	Source and Amount of Funds or Other Consideration.

	No change except for the addition of the following:

The total amount of funds required by the Trust to purchase the Shares as reported in Item 5(c) was $772,618.45. Such funds were provided by the Trust's cash on hand, from intertrust advances from affiliated trusts under the Cash Management Agreement and margin borrowings under a cash management account maintained by the Trust with Merrill Lynch, Pierce, Fenner & Smith Incorporated.


Item 4.	Purpose of Transaction.

		No change except for the addition of the following:

	The Trust acquired the Shares described in Item 5(c) of this statement in order to increase its equity interest in the Company. Depending upon their evaluation of the Company's investments and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, the effective yield on the Shares, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons or other entities that may be deemed to be affiliated with the Reporting Persons may from time to time purchase Shares, and any of the Reporting Persons or other entities that may be deemed to be affiliated with the Reporting Persons may from time to time dispose of all or a portion of the Shares held by such person, or cease buying or selling Shares. Any such additional purchases or sales of the Shares may be in open market or privately-negotiated transactions or otherwise.

	 On December 21, 2000 Stewart R. Horejsi, on behalf of the Trust, sent a letter to the Board of Directors of the Company urging the Company to terminate the advisory contract with Variable Annuity Life Insurance Company or, in the alternative, to reduce the Board to five members, resign their Board positions, and appoint the independent directors of the Boulder Total Return Fund to fill the vacant slots until elections can be held. The December 21, 2000 letter prepared by Mr. Horejsi is attached as Exhibit 13 and incorporated in this statement by reference.


Item 5.	Interest in Securities of the Issuer.

		No change except for the addition of the following:

	(a)	The Trust is the direct beneficial owner of 1,060,900
Shares, or approximately 18.80% of the 5,643,768 Shares outstanding as of August 21, 2000, according to information contained in the Company's 2000 proxy statement. By virtue of the relationships reported in this statement, Mr. Horejsi may be deemed to share indirect beneficial ownership of the Shares directly beneficially owned by the Trust. Mr. Horejsi disclaims all such beneficial ownership.

     (c) The table below sets forth purchases of the Shares by the Trust since October 27, 2000. Such purchases were effected by the Trust on the New York Stock Exchange.


        Date          Amount of Shares        Approximate Price
                                                  Per Share
                                         (exclusive of commissions)

      10/27/00             1000                    $8.3125
      10/30/00             3100                    $8.3125
      10/31/00             2200                    $8.3125
      11/01/00              100                    $8.3125
      11/03/00              500                    $8.3125
      11/06/00              900                    $8.3125
      11/07/00             1600                    $8.3125
      11/08/00              600                    $8.3125
      11/10/00              800                    $8.2500
      11/13/00              600                    $8.1875
      11/14/00             1100                    $8.1875
      11/15/00              500                    $8.1250
      11/17/00             1000                    $8.1250
      12/05/00             5800                    $8.2500
      12/05/00             2000                    $8.2500
      12/05/00             2000                    $8.2500
      12/06/00             4500                    $8.2500
      12/07/00              200                    $8.2500
      12/08/00             8000                    $8.3750
      12/08/00             5500                    $8.3125
      12/11/00             6000                    $8.4375
      12/11/00             1000                    $8.3750
      12/12/00             6000                    $8.3750
      12/13/00              400                    $8.2500
      12/13/00              300                    $8.2500
      12/14/00            10000                    $8.3750
      12/14/00             5200                    $8.2500
      12/15/00             1700                    $8.2500
      12/18/00            10000                    $8.4375
      12/18/00             5000                    $8.3750
      12/18/00             5000                    $8.3750


Item 7.	Material to be filed as Exhibits

	Exhibit 13:	Letter from Stewart R. Horejsi to the
Board of Directors of USLife Income Fund, Inc. dated December 21,
2000



                             Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 21, 2000


                                    /s/ Stewart R. Horejsi

                                    Stewart R. Horejsi



                                   /s/ Stephen C. Miller

                                   Stephen C. Miller, as Vice
                                   President of Badlands Trust
                                   Company, trustee of the Ernest
                                   Horejsi Trust No. 1B




                             Exhibit 13

                    ERNEST HOREJSI TRUST NO. 1B
                           614 BROADWAY
                           P.O. BOX 801
                    YANKTON, SOUTH DAKOTA 57078

                         December 21, 2000

VIA CERTIFIED MAIL

The Board of Directors of USLife Income Fund, Inc.
2929 Allen Parkway
Houston, Texas  77019

Gentlemen and Ladies:

     I am writing this letter on behalf of the Ernest Horejsi Trust No. 1B (the "Trust"), by far the largest shareholder of the Fund. The Trust formally requests that the Board of Directors either terminate the Fund's advisory contract with its present adviser, the Variable Annuity Life Insurance Company (the "Adviser"), or resign their Board positions in order to let the shareholders choose directors who will better look after the direction of the Fund and the interests of its shareholders.

     Despite the adviser's consistently abysmal performance, the Board has consistently and steadfastly supported and approved the Adviser each of the last 2 years. Neither the Fund nor its shareholders can afford such mismanagement to continue. From August 20, 1999 through December 8, 2000, the Fund's net asset value slipped from $9.86 to $8.43; that is a 15% reduction in the
shareholders' NAV.   This dismal performance occurred during a time
when most other investment companies have had very positive results.
 Furthermore, the Board has been and continues to be resistant to the Fund's owners having anything to say about how their Fund is run.

     These actions (and inactions) constitute an egregious breach of the Board's fiduciary duty to the shareholders, especially when taken in the context of the Fund's recent dismal performance and the approximately $1 million of owners money the Board authorized to keep inept incumbent management in place. Notably, the $1 million represents about 2 percent of the Fund's market value and, when aggregated with the 15% loss of NAV, begs the question of what level of disaster needs to occur before this Board will see the light and make the necessary changes.

     Despite the Board's chronic indifference, we need to put this disastrous period behind us. It is time for the Board to conduct itself as mandated by the 40 Act, that is, as the "shareholders' watchdog", and act in the best interest of the 7,000 people who have invested their savings in the Fund and have seen those savings
dissipated under your watch.   Considering that there are members of
the Board who have demonstrated a high level of


The Board of Directors of USLife Income Fund, Inc.
December 21, 2000
Page 2


public interest, these persons should encourage the balance of the Board to regain its dignity by doing the right thing.

Accordingly, we urge you to terminate the advisory contract with the Advisor or, in the alternative, reduce the size of the Board to 5 members, resign your positions on the Board, and appoint the independent directors of the Boulder Total Return Fund to fill the vacant slots until elections can be held. Stand aside and let someone manage the Fund who, unlike the current Board and Adviser, really cares and has a vested interest in the Fund's future.


						Sincerely,

						/s/ Stewart R. Horejsi

						Stewart R. Horejsi